SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2002

                                   ----------

                            Bayer Aktiengesellschaft
             (Exact name of registrant as specified in its charter)

                              Bayerwerk, Gebaude W1
                               D-51368 Leverkusen
                                     Germany
                    (Address of principal executive offices)

                                   ----------

             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F.

                           Form 20-F /X/   Form 40-F

           Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby
                          furnishing information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.

                               Yes / /   No /X/

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                  EXHIBIT INDEX


1. One English-language version of a press release dated February 5, 2002, announcing the receipt by Bayer of an offer from Teva Pharmaceutical Industries Ltd. to purchase Bayer's French generic pharmaceuticals business.